

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2013

<u>Via E-mail</u>
M. David Kornblatt
Chief Financial Officer
Triumph Group, Inc.
899 Cassatt Road, Suite 210
Berwyn Pennsylvania 19312

> **Re:**   **Triumph Group, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2012**
> **Filed on May 29, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed on June 19, 2012**
> **File No. 001-12235**

Dear Mr. Kornblatt:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief